Exhibit 99.1

William E. Sudduth
273 Waterloo Street
Warrenton, VA 20186

March 19, 2009

Fauquier Bankshares, Inc.
10 Courthouse Square
Warrenton, VA 20186
Attn: Corporate Secretary

Re: Notice of Intent to Nominate Directors

Dear Sir or Madam:

Pursuant to the Bylaws of Fauquier Bankshares, Inc. (the "Company"), any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting of stockholders, if written notice of the intention to make such nominations has been given to the Company in accordance with the Bylaws.

I, William E. Sudduth, am a stockholder of the Company entitled to vote in the election of directors at the Company's Annual Meeting of Shareholders planned to be held on May 19, 2009 (the "Annual Meeting").  This letter serves as my notice to the Company, pursuant to Section 2.4 of the Bylaws, of my intention to nominate C. Hunton Tiffany and David van Roijen for election as directors at the Annual Meeting.

I hereby represent that I am the owner of capital stock of the Company entitled to vote at the Annual Meeting and that I intend to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this notice.  Provided below is the information with respect to myself and each nominee required to be provided to the Company pursuant to Section 2.4 of the Bylaws:

•	Name and address of the stockholder intending to make the nominations:

Name:	William E. Sudduth
Address:	273 Waterloo Street, Warrenton, VA 20186-2709

•	Names and addresses of the persons to be nominated:

Name:	C. Hunton Tiffany
Address:	7176 Homestead Court, Warrenton, VA 20186

Name:	David van Roijen
Address:	2014 Monacan Trail Road, Charlottesville, Virginia 22903

•	Description of all arrangements or understandings between the stockholder and each nominee for director and any other persons pursuant to which the nominations are to be made by the stockholder:

None.

•
Such other information regarding the nominees as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominees been nominated, or intended to be nominated, by the Board of Directors, including, but not limited to, the amount and nature of their beneficial ownership of the Company's securities, their principal occupations for the past five years and their ages.

See completed Questionnaires for Director Nominees of C. Hunton Tiffany and David van Roijen, attached hereto as Exhibits A and B, respectively.

•	Written consents of each nominee to serve as a director of the Company if so elected.

See completed Consents to Serve as Director of C. Hunton Tiffany and David van Roijen, attached hereto as Exhibits C and D, respectively.

The nominating stockholder understands from consultation with securities counsel that disclosure in the Company's proxy statement of this notice of intent to nominate directors is required under applicable SEC rules (including without limitation Rule 14a-9 under the Securities Exchange Act of 1934, as amended), and expects the Company to comply with such disclosure obligations.

March 19, 2009

/s/ William E. Sudduth
Name: